UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

Resignation of PricewaterhouseCoopers (Dubai branch) as Independent Registered Public Accounting Firm; Appointment of New Auditors

On December 29, 2022, PricewaterhouseCoopers (Dubai branch) (“PwC”), the independent registered public accounting firm for Brooge Energy Limited (the “Company”) for the fiscal years ended December 31, 2020 and 2021, tendered its resignation, effective immediately.

During the fiscal year ended December 31, 2020, PwC did not issue any reports on the financial statements of the Company that contained an adverse opinion or a disclaimer of opinion, nor were the audit reports of PwC qualified or modified as to uncertainty, audit scope, or accounting principles.

Through the date of PwC’s resignation on December 29, 2022, there were “disagreements” on matters of accounting principles and practices, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto). In PwC’s opinion, the Company has not taken timely and appropriate remedial actions regarding the results that arose from the previously disclosed examination conducted by or on behalf of the Audit Committee of the Board of Directors of the Company (the “Audit Committee”), with the assistance of counsel, relating to fiscal years 2018, 2019, and 2020 (the “Audit Committee Examination”).

The Company respectfully, but strongly rejects the conclusions reached by PwC. It believes it is addressing the issues raised by the Audit Committee Examination in a timely, appropriate, and responsible manner. The Company has adopted a comprehensive remedial action plan, covering various aspects, including personnel, enhancements to policies and procedures, and other matters. The Company has already executed several steps and others are in the process of implementation.

We furnished a copy of the disclosures in this report to PwC and have requested that PwC furnish us with a letter addressed to the Securities and Exchange Commission stating whether PwC agrees with the above statements or, if not, stating that with which it does not agree. As of the date of this filing, we have not yet received PwC’s letter.

Following the resignation of PwC, the Audit Committee appointed Affiniax AAS Auditors (“Affiniax”) to re-audit the Company’s previously issued financial statements as of and for the period ended December 31, 2020, and to audit the Company’s financial statements for the periods ended December 31, 2021, and 2022. The Company had previously engaged Affiniax to re-audit the fiscal years ended December 31, 2018 and 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: January 5, 2023	By:	/s/ Lina S. Saheb
		Name:	Lina S. Saheb
		Title:	Interim CEO

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